Government Properties Income Trust

Exhibit 99.2

4712 Southpark Blvd., Ellenwood, GA
Square Feet: 352,064
Tenant: National Archives and Records Administration

GOV LISTED NYSE

Second Quarter 2015
Supplemental Operating and Financial Data

All amounts in this report are unaudited.



TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENT BUDGET CONSTRAINTS,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

- OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,

- THE CREDIT QUALITIES OF OUR TENANTS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO GOVERNMENT LEASED PROPERTIES,

- THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, REIT MANAGEMENT & RESEARCH LLC, OR RMR LLC, REIT MANAGEMENT & RESEARCH INC., OR RMR INC., SIR, AIC AND THEIR RELATED PERSONS AND ENTITIES,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR PENDING AND FUTURE ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- WE ARE MARKETING ONE OFFICE BUILDING LOCATED IN SAVANNAH, GA WITH A NET BOOK VALUE OF $3.1 MILLION FOR SALE. WE MAY ELECT NOT TO SELL THIS PROPERTY AND THERE CAN BE NO ASSURANCE THAT WE WILL COMPLETE A SALE OF THIS BUILDING OR THAT ANY SUCH SALE WOULD REALIZE NET PROCEEDS IN AN AMOUNT AT LEAST EQUAL TO OUR BOOK VALUE OF THIS BUILDING,

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (continued)

:

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHTS TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.5 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., SIR, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,

- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,

- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US, AND

- WE MAY BE UNABLE TO SELL OUR SIR COMMON SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



75 Pleasant Street, Malden, MA
Square Feet: 125,521
Tenant: Massachusetts Department of Education



COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. As of June 30, 2015, we also own 24.9 million common shares, or approximately 27.9%, of the outstanding common shares of Select Income REIT (NYSE: SIR), or SIR, a publicly traded REIT that primarily owns and invests in single tenant properties throughout the United States and leased lands in Hawaii. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by Reit Management & Research LLC, or RMR LLC. RMR LLC was founded in 1986 to manage public investments in real estate. As of June 30, 2015, RMR LLC managed a large portfolio of publicly owned real estate, including over 1,200 properties located in 48 states, Washington, DC, Puerto Rico, Canada and Australia. In addition to managing GOV, RMR LLC also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and SIR. RMR LLC also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers and convenience stores, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers. Another affiliate of RMR LLC, RMR Advisors LLC (formerly RMR Advisors, Inc.) is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR LLC and its affiliates had combined total gross assets of approximately $22 billion as of June 30, 2015. We believe that being managed by RMR LLC is a competitive advantage for GOV because of RMR LLC's depth of management and experience in the real estate industry. We also believe RMR LLC provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 6/30/2015)[1]:

Total properties	71 (91 buildings)
Total sq. ft. (000s)	10,699
Percent leased	94.3%

[1] Excludes one property (one building) classified as discontinued operations as of June 30, 2015.



Board of Trustees

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Jason Fredette, Director, Investor Relations, at (617) 219-1440 or
jfredette@govreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Jefferies & Company, Inc.
Omotayo Okusanya
Tokusanya@jefferies.com
(212) 336-7076

Morgan Stanley
Vance Edelson
Vance.Edelson@morganstanley.com
(212) 761-0078

Wells Fargo Securities
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Jaime Gitler
Jaime.Gitler@standardandpoors.com
(212) 438-5049

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


20

20 Massachusetts Avenue, Washington, D.C.
Square Feet: 340,119
Tenants: U.S. Citizenship and Immigration Service and Department of Justice

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	71,084	70,360	70,349	70,338	54,751
Weighted average common shares outstanding - basic	70,485	70,266	70,254	65,481	54,659
Weighted average common shares outstanding - diluted[1]	70,485	70,266	70,343	65,567	54,743
Common Share Data:					
Price at end of period	$ 18.55	$ 22.85	$ 23.01	$ 21.91	$ 25.39
High during period	$ 23.15	$ 23.80	$ 23.64	$ 25.68	$ 26.30
Low during period	$ 18.40	$ 22.11	$ 21.71	$ 21.84	$ 24.77
Annualized dividends paid per share during period	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized dividend yield (at end of period)	9.3%	7.5%	7.5%	7.9%	6.8%
Annualized Normalized FFO[2] multiple (at end of period)	7.7x	9.8x	9.9x	9.0x	11.1x
Annualized property net operating income (NOI)[3] and dividends received from SIR common shares / total market capitalization	7.6%	7.6%	7.5%	7.7%	7.6%
Market Capitalization:					
Total debt (book value)	$ 1,142,103	$ 1,139,104	$ 1,085,117	$ 1,070,632	$ 735,459
Plus: market value of common shares (at end of period)	1,318,608	1,607,726	1,618,730	1,541,106	1,390,128
Total market capitalization	$ 2,460,711	$ 2,746,830	$ 2,703,847	$ 2,611,738	$ 2,125,587
Total debt / total market capitalization	46.4%	41.5%	40.1%	41.0%	34.6%
Book Capitalization:					
Total debt	$ 1,142,103	$ 1,139,104	$ 1,085,117	$ 1,070,632	$ 735,459
Plus: total shareholders' equity	1,027,243	1,234,202	1,297,449	1,313,332	973,223
Total book capitalization	$ 2,169,346	$ 2,373,306	$ 2,382,566	$ 2,383,964	$ 1,708,682
Total debt / total book capitalization	52.6%	48.0%	45.5%	44.9%	43.0%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan.
(2) See Exhibit C for the calculation of funds from operations, or FFO, and normalized funds from operations, or Normalized FFO, and a reconciliation of net income (loss) determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.
(3) See Exhibit A for the calculation of net operating income, or NOI, and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.

KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

	*As of and for the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Selected Balance Sheet Data:					
Total assets	$ 2,237,575	$ 2,414,927	$ 2,427,615	$ 2,429,718	$ 1,751,605
Total liabilities	$ 1,210,332	$ 1,180,725	$ 1,130,166	$ 1,116,386	$ 778,382
Gross book value of real estate assets [1] and market value of SIR common shares [2]	$ 2,432,229	$ 2,542,303	$ 2,472,256	$ 2,456,321	$ 1,928,628
Total debt / gross book value of real estate assets [1] and market value of SIR common shares [2]	47.0%	44.8%	43.9%	43.6%	38.1%
Selected Income Statement Data:					
Rental income	$ 62,113	$ 62,659	$ 64,625	$ 64,158	$ 62,428
NOI [3]	$ 38,248	$ 38,468	$ 40,548	$ 40,119	$ 40,353
NOI margin [4]	61.6%	61.4%	62.7%	62.5%	64.6%
Adjusted EBITDA [5]	$ 57,979	$ 54,441	$ 51,890	$ 50,599	$ 37,383
Net income (loss) [6]	$ (191,163)	$ (33,370)	$ 14,114	$ 12,622	$ 14,608
Normalized FFO [7]	$ 42,403	$ 40,789	$ 40,707	$ 39,792	$ 31,470
Common distributions paid	$ 30,576	$ 30,252	$ 30,246	$ 23,544	$ 23,535
Per Share Data:					
Net income (loss) (basic and diluted) [6]	$ (2.71)	$ (0.47)	$ 0.20	$ 0.19	$ 0.27
Normalized FFO (basic) [7]	$ 0.60	$ 0.58	$ 0.58	$ 0.61	$ 0.58
Normalized FFO (diluted) [7]	$ 0.60	$ 0.58	$ 0.58	$ 0.61	$ 0.57
Common distributions paid	$ 0.43	$ 0.43	$ 0.43	$ 0.43	$ 0.43
Normalized FFO (diluted) [7] payout ratio	71.7%	74.1%	74.1%	70.5%	75.4%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	6.1x	5.9x	5.5x	5.7x	7.2x
Total debt / Annualized Adjusted EBITDA [5]	4.9x	5.2x	5.2x	5.3x	4.9x

(1) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.
(2) As of June 30, 2015, we owned 24,918,421 common shares of Select Income REIT (NYSE:SIR). The closing price of SIR's common shares on June 30, 2015 was $20.64 per share.
(3) See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.
(4) NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.
(5) See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA, and a reconciliation of net income (loss) determined in accordance with GAAP to those amounts.
(6) Net loss for the three months ended June 30, 2015 includes a $203,297, or $2.88 per basic and diluted share, loss on impairment of our investment in SIR and a loss on issuance of shares by SIR of $1,353, or $0.02 per basic and diluted share. Net loss for the three months ended March 31, 2015 includes a loss on issuance of shares by SIR of $40,655, or $0.58 per basic and diluted share, related to SIR's issuance of 28.4 million common shares in connection with its acquisition of Cole Corporate Income Trust in January 2015.
(7) See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except share data)

	June 30, 2015	December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 253,058	$ 254,008
Buildings and improvements	1,430,653	1,428,472
Total real estate properties, gross	1,683,711	1,682,480
Accumulated depreciation	(238,469)	(219,791)
Total real estate properties, net	1,445,242	1,462,689
Equity investment in Select Income REIT	514,316	680,137
Assets of discontinued operations	12,449	13,165
Assets of property held for sale	3,161	32,797
Acquired real estate leases, net	133,837	150,080
Cash and cash equivalents	7,051	13,791
Restricted cash	2,454	2,280
Rents receivable, net	40,161	36,239
Deferred leasing costs, net	12,750	11,450
Deferred financing costs, net	11,327	12,782
Other assets, net	54,827	12,205
Total assets	$ 2,237,575	$ 2,427,615
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 59,000	$ -
Unsecured term loans	550,000	550,000
Senior unsecured notes, net of discount	347,702	347,423
Mortgage notes payable, including premiums	185,401	187,694
Liabilities of discontinued operations	277	150
Liabilities of property held for sale	11	343
Accounts payable and other liabilities	50,500	26,471
Due to related persons	3,144	2,161
Assumed real estate lease obligations, net	14,297	15,924
Total liabilities	1,210,332	1,130,166
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 100,000,000 shares authorized, 71,084,349 and 70,349,227 shares issued and outstanding, respectively	711	703
Additional paid in capital	1,472,270	1,457,631
Cumulative net income	23,914	248,447
Cumulative other comprehensive income	225	37
Cumulative common distributions	(469,877)	(409,369)
Total shareholders' equity	1,027,243	1,297,449
Total liabilities and shareholders' equity	$ 2,237,575	$ 2,427,615

CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Rental income [1]	$ 62,113	$ 62,428	$ 124,772	$ 122,248
Expenses:				
Real estate taxes	7,674	7,166	15,084	13,978
Utility expenses	4,023	4,049	8,594	9,745
Other operating expenses	12,168	10,860	24,378	21,901
Depreciation and amortization	17,299	16,191	34,514	31,618
Acquisition related costs	183	671	189	1,180
General and administrative	3,713	4,111	7,717	7,208
Total expenses	45,060	43,048	90,476	85,630
Operating income	17,053	19,380	34,296	36,618
Interest and other income	-	8	12	58
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $328, $223, $660 and $553, respectively)	(9,455)	(5,158)	(18,757)	(9,685)
Loss on issuance of shares by Select Income REIT	(1,353)	-	(42,124)	-
Loss on impairment of Select Income REIT investment	(203,297)	-	(203,297)	-
Income (loss) from continuing operations before income taxes and equity in earnings of investees	(197,052)	14,230	(229,870)	26,991
Income tax expense	(32)	(101)	(62)	(123)
Equity in earnings of investees	6,094	118	5,778	21
Income (loss) from continuing operations	(190,990)	14,247	(224,154)	26,889
Income (loss) from discontinued operations	(173)	361	(379)	2,909
Net income (loss)	$ (191,163)	$ 14,608	$ (224,533)	$ 29,798
Weighted average common shares outstanding (basic)	70,485	54,659	70,377	54,649
Weighted average common shares outstanding (diluted)	70,485	54,743	70,377	54,734
Per common share amounts:				
Income (loss) from continuing operations per common share (basic and diluted)	$ (2.71)	$ 0.26	$ (3.19)	$ 0.49
Income (loss) from discontinued operations per common share (basic and diluted)	$ -	$ 0.01	$ (0.01)	$ 0.05
Net income (loss) per common share (basic)	$ (2.71)	$ 0.27	$ (3.19)	$ 0.55
Net income (loss) per common share (diluted)	$ (2.71)	$ 0.27	$ (3.19)	$ 0.54
Additional Data:				
General and administrative expenses / rental income	5.98%	6.59%	6.18%	5.90%
General and administrative expenses / total assets (at end of period)	0.17%	0.23%	0.34%	0.41%
Non-cash straight line rent adjustments [1]	$ 1,544	$ 1,101	$ 2,207	$ 2,243
Lease value amortization included in rental income [1]	$ (286)	$ (215)	$ (564)	$ (405)

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)



	For the Six Months Ended	
	6/30/2015	6/30/2014
Cash flows from operating activities:		
Net income (loss)	$ (224,533)	$ 29,798
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Depreciation	19,363	18,392
Net amortization of debt premiums and discounts and deferred financing fees	660	553
Straight line rental income	(2,207)	(2,209)
Amortization of acquired real estate leases	14,617	12,702
Amortization of deferred leasing costs	1,087	964
Other non-cash expenses	1,057	1,008
Increase in carrying value of asset held for sale	-	(2,344)
Equity in earnings of investees	(5,778)	(21)
Loss on issuance of shares by Select Income REIT	42,124	-
Loss on impairment of Select Income REIT investment	203,297	-
Distributions of earnings from Select Income REIT	10,425	-
Change in assets and liabilities:		
Restricted cash	(174)	(812)
Deferred leasing costs	(2,123)	(1,690)
Rents receivable	539	1,008
Other assets	2,027	2,016
Accounts payable and accrued expenses	1,491	1,341
Due to related persons	983	174
Cash provided by operating activities	62,855	60,880
Cash flows from investing activities:		
Real estate acquisitions and deposits	(1,400)	(47,359)
Real estate improvements	(5,386)	(9,704)
Investment in Select Income REIT	(95,821)	-
Investment in Reit Management & Research Inc.	(6,468)	-
Investment in Affiliates Insurance Company	-	(825)
Distributions in excess of earnings from Select Income REIT	11,687	-
Proceeds from sale of properties, net	30,520	4,644
Cash used in investing activities	(66,868)	(53,244)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(1,203)	(1,072)
Borrowings on unsecured revolving credit facility	100,000	85,500
Repayments on unsecured revolving credit facility	(41,000)	(47,000)
Financing fees	(16)	(627)
Distributions to common shareholders	(60,508)	(47,065)
Cash used in financing activities	(2,727)	(10,264)
Decrease in cash and cash equivalents	(6,740)	(2,628)
Cash and cash equivalents at beginning of period	13,791	7,663
Cash and cash equivalents at end of period	$ 7,051	$ 5,035
Supplemental cash flow information:		
Interest paid	$ 17,980	$ 8,653
Income taxes paid	78	87
Non-cash investing activities:		
Investment in Reit Management & Research Inc. paid in common shares	$ 13,836	$ -
Real estate acquisition funded by the assumption of mortgage debt	$ -	$ (97,524)
Non-cash financing activities:		
Assumption of mortgage debt	$ -	$ 97,524

DEBT SUMMARY



As of June 30, 2015
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$750,000 unsecured revolving credit facility [2]	1.40%	1.40%	$ 59,000	1/31/2019	$ 59,000	3.6
$300,000 unsecured term loan [3]	1.59%	1.59%	300,000	3/31/2020	300,000	4.8
$250,000 unsecured term loan [4]	1.99%	1.99%	250,000	3/31/2022	250,000	6.8
Total / weighted average	1.74%	1.74%	$ 609,000		$ 609,000	5.5
Unsecured Fixed Rate Debt:						
Senior unsecured notes due 2019	3.75%	3.93%	$ 347,702	8/15/2019	$ 350,000	4.1
Secured Fixed Rate Debt:						
Mortgage debt - Two buildings in Reston, VA	5.55%	3.50%	$ 84,312	4/1/2016	$ 83,000	0.8
Mortgage debt - Two buildings in Indianapolis, IN	5.73%	5.24%	46,923	10/11/2015 [5]	46,700	0.3
Mortgage debt - One building in Landover, MD	6.21%	6.21%	23,667	8/1/2016	23,296	1.1
Mortgage debt - One building in Fairfax, VA	5.88%	5.88%	14,267	8/11/2021	12,702	6.1
Mortgage debt - One building in Tampa, FL	7.00%	5.15%	9,383	3/1/2019	7,890	3.7
Mortgage debt - One building in Lakewood, CO	8.15%	6.15%	6,849	3/1/2021	-	5.7
Total / weighted average	5.87%	4.65%	$ 185,401		$ 173,588	1.4
Total / weighted average	3.02%	2.88%	$ 1,142,103		$ 1,132,588	4.4

(1) Includes the effect of unamortized fair value premiums related to certain assumed mortgage debt and unamortized original issue discount on senior unsecured notes.

(2) Borrowings under our $750,000 unsecured revolving credit facility bear interest at LIBOR plus a premium of 125 basis points. We also pay a facility fee of 25 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of June 30, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to January 31, 2020.

(3) The amount outstanding under our $300,000 term loan bears interest at LIBOR plus a premium of 140 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of June 30, 2015. Our $300,000 term loan is prepayable without penalty at any time.

(4) The amount outstanding under our $250,000 term loan bears interest at LIBOR plus a premium of 180 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of June 30, 2015. Our $250,000 term loan is prepayable at any time, subject to a prepayment premium on the amount outstanding of 2% until November 21, 2015 and 1% for the period November 22, 2015 to November 21, 2016. There is no premium due if prepaid after November 21, 2016.

(5) This mortgage was repaid, at par, in July 2015.

DEBT MATURITY SCHEDULE



As of June 30, 2015
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt[4]	Secured Fixed Rate Debt[4]	Total [6]
2015	$ -	$ -	$ 47,702 [5]	$ 47,702
2016	-	-	107,933	107,933
2017	-	-	1,549	1,549
2018	-	-	1,671	1,671
2019	59,000 [1]	350,000	9,440	418,440
2020	300,000 [2]	-	1,619	301,619
2021	-	-	13,229	13,229
2022	250,000 [3]	-	-	250,000
Total	$ 609,000	$ 350,000	$ 183,143	$ 1,142,143
Percent of total debt	53.3%	30.6%	16.0%	100.0%

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at June 30, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to January 31, 2020.

(2) Represents the outstanding balance of our $300,000 unsecured term loan at June 30, 2015. We may prepay this term loan without penalty at any time.

(3) Represents the outstanding balance of our $250,000 unsecured term loan at June 30, 2015. We may prepay this term loan at any time, subject to a prepayment premium on the amount outstanding of 2% if prepaid prior to November 21, 2015, 1% if prepaid from November 22, 2015 to November 21, 2016, and none thereafter.

(4) Principal balances are the amounts actually payable pursuant to the applicable agreements. Our carrying values may differ from these amounts because of the effect of unamortized premiums and discounts related to these debts.

(5) This mortgage was repaid, at par, in July 2015.

(6) Our total debt as of June 30, 2015, including unamortized premiums and discounts, was $1,142,103.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and for the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Leverage Ratios:					
Total debt / total market capitalization[1]	46.4%	41.5%	40.1%	41.0%	34.6%
Total debt / total book capitalization[1]	52.6%	48.0%	45.5%	44.9%	43.0%
Total debt / total assets[1]	51.0%	47.2%	44.7%	44.1%	42.0%
Total debt[1] / gross book value of real estate assets[2] and market value of SIR common shares[3]	47.0%	44.8%	43.9%	43.6%	38.1%
Secured debt[1] / total assets	8.3%	7.7%	7.7%	7.8%	10.8%
Coverage Ratios:					
Adjusted EBITDA[4] / interest expense	6.1x	5.9x	5.5x	5.7x	7.2x
Total debt[1] / Annualized Adjusted EBITDA[4]	4.9x	5.2x	5.2x	5.3x	4.9x
Public Debt Covenants[5]:					
Total debt / adjusted total assets - allowable maximum 60.0%	45.8%	44.1%	43.0%	42.9%	36.8%
Secured debt / adjusted total assets - allowable maximum 40.0%	7.3%	7.1%	7.3%	7.4%	9.3%
Consolidated income available for debt service / debt service - required minimum 1.50x	5.0x	5.0x	4.9x	5.2x	6.0x
Total unencumbered assets to unsecured debt - required minimum 150.0%	244.3%	249.9%	249.1%	250.1%	328.6%

(1) Debt includes the effect of unamortized premiums and discounts.
(2) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.
(3) As of June 30, 2015, GOV owned 24,918,421 common shares of SIR. The closing price of SIR's common shares on June 30, 2015 was $20.64 per share.
(4) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income (loss) determined in accordance with GAAP to those amounts.
(5) In August 2014, we issued $350 million of senior unsecured notes. Public debt covenant compliance amounts are presented for periods prior to that time for comparative purposes.

SUMMARY OF CAPITAL EXPENDITURES[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended									
	6/30/2015		3/31/2015		12/31/2014		9/30/2014		6/30/2014	
Tenant improvements [2]	$	1,506	$	1,320	$	4,652	$	1,861	$	1,572
Leasing costs [3]		1,786		651		538		437		733
Building improvements [4]		1,193		748		1,944		2,788		891
Recurring capital expenditures		4,485		2,719		7,134		5,086		3,196
Development, redevelopment and other activities [5]		221		-		970		168		902
Total capital expenditures	$	4,706	$	2,719	$	8,103	$	5,254	$	4,098
Average sq. ft. during period		10,699		10,868		11,037		11,004		10,685
Building improvements per average sq. ft. during period	$	0.11	$	0.07	$	0.18	$	0.25	$	0.08

(1) Amounts exclude properties classified as discontinued operations.
(2) Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.
(4) Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2015

(dollars and sq. ft. in thousands, except per sq. ft. data)



Acquisitions:

We have made no property acquisitions since January 1, 2015.

Dispositions:

Date Sold	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price[1]
Feb-15	Riverdale, MD	1	1	338	$ 30,600
		1	1	338	$ 30,600

[1] Represents the gross contract sale price and excludes closing costs.

PORTFOLIO INFORMATION



915 L Street, Sacramento, CA
Square Feet: 163,840
Primary Tenant: California Department of Finance

PORTFOLIO SUMMARY[1]



As of June 30, 2015

	Number of Properties	Number of Buildings	Sq. Ft.[2]	% Sq. Ft.	% Leased	% of Total Sq. Ft. Leased	% Rental Income Three Months Ended 6/30/2015	% NOI Three Months Ended 6/30/2015 [3]	% Cash Basis NOI Three Months Ended 6/30/2015 [3]
Properties majority leased to the U.S. Government [4]	49	63	7,406,808	69.3%	95.7%	70.3%	68.5%	70.4%	71.6%
Properties majority leased to state governments	18	24	2,597,587	24.3%	96.3%	24.8%	24.9%	23.3%	22.6%
Property majority leased to the United Nations	1	1	187,060	1.7%	100.0%	1.9%	4.3%	4.9%	5.4%
Properties majority leased to non-government tenants	3	3	507,788	4.7%	61.4%	3.0%	2.3%	1.4%	0.4%
Total / Average	71	91	10,699,243	100.0%	94.3%	100.0%	100.0%	100.0%	100.0%

(1) Excludes one property (one building) classified as discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.
(3) See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.
(4) One property contains five buildings, of which two were vacant as of June 30, 2015.

SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS - QUARTER



(dollars and sq. ft. in thousands)

	Summary Consolidated Results (1) For the Three Months Ended		Summary Same Property Results (2) For the Three Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Properties (end of period)	71	71	68	68
Total sq. ft.(3)	10,699	10,970	10,052	10,052
Percent leased (4)	94.3%	95.5%	94.1%	95.2%
Rental income (5)	$ 62,113	$ 62,428	$ 57,981	$ 58,444
NOI (6)	$ 38,248	$ 40,353	$ 35,490	$ 37,430
Cash Basis NOI(6)	$ 36,990	$ 39,467	$ 34,416	$ 36,640
NOI % margin(7)	61.6%	64.6%	61.2%	64.0%
Cash Basis NOI % margin(7)	60.8%	64.1%	60.2%	62.7%
NOI % change	(5.2%)	-	(5.2%)	-
Cash Basis NOI % change	(6.3%)	-	(6.1%)	-

	6/30/2015	6/30/2014
Reconciliation of Consolidated NOI to Same Property NOI:		
Rental income	$ 62,113	$ 62,428
Operating expenses	(23,865)	(22,075)
Consolidated NOI (6)	38,248	40,353
Less: NOI of properties not included in same property results	(2,758)	(2,923)
Same property NOI	$ 35,490	$ 37,430
Calculation of Same Property Cash Basis NOI:		
Same Property NOI	$ 35,490	$ 37,430
Less:		
Non-cash straight line rent adjustments included in rental income	(1,354)	(1,031)
Lease value amortization included in rental income	280	241
Same property cash basis NOI	$ 34,416	$ 36,640

(1) Based on properties we owned as of June 30, 2015, excluding properties classified as discontinued operations.
(2) Based on properties we owned as of June 30, 2015 and which we owned continuously since April 1, 2014, excluding properties classified as discontinued operations.
(3) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(6) See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.
(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.



SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS – YEAR TO DATE

(dollars and sq. ft. in thousands)

	Summary Consolidated Results (1) For the Six Months Ended		Summary Same Property Results (2) For the Six Months Ended	
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Properties (end of period)	71	71	67	67
Total sq. ft. (3)	10,699	10,970	9,969	9,969
Percent leased (4)	94.3%	95.5%	94.0%	95.1%
Rental income (5)	$ 124,772	$ 122,248	$ 114,012	$ 115,160
NOI (6)	$ 76,716	$ 76,624	$ 69,304	$ 71,906
Cash Basis NOI (6)	$ 75,073	$ 74,786	$ 67,920	$ 70,183
NOI % margin (7)	61.5%	62.7%	60.8%	62.4%
Cash Basis NOI % margin (7)	61.0%	62.1%	59.6%	60.9%
NOI % change	0.1%	-	(3.6%)	-
Cash Basis NOI % change	0.4%	-	(3.2%)	-

	6/30/2015	6/30/2014
Reconciliation of Consolidated NOI to Same Property NOI:		
Rental income	$ 124,772	$ 122,248
Operating expenses	(48,056)	(45,624)
Consolidated NOI (6)	76,716	76,624
Less:NOI of properties not included in same property results	(7,412)	(4,718)
Same property NOI	$ 69,304	$ 71,906
Calculation of Same Property Cash Basis NOI:		
Same Property NOI	$ 69,304	$ 71,906
Less:		
Non-cash straight line rent adjustments included in rental income	(1,869)	(2,149)
Lease value amortization included in rental income	485	426
Same property cash basis NOI	$ 67,920	$ 70,183

(1) Based on properties we owned as of June 30, 2015, excluding properties classified as discontinued operations.
(2) Based on properties we owned as of June 30, 2015 and which we owned continuously since January 1, 2014, excluding properties classified as discontinued operations.
(3) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(6) See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.
(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.



OCCUPANCY AND LEASING SUMMARY[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Properties (end of period)	71	71	72	72	71
Total sq. ft. [2]	10,699	10,699	11,037	11,037	10,970
Percentage leased	94.3%	94.8%	94.9%	95.4%	95.5%
Leasing Activity (sq. ft.):					
Government tenants	274	8	164	140	159
Non-government tenants	42	75	34	28	45
Total	316	83	198	168	204
% Change in GAAP Rent [3]:					
Government tenants	1.7%	(12.1%)	7.8%	7.8%	26.5%
Non-government tenants	3.2%	(5.3%)	5.8%	(31.4%)	(12.8%)
Total	1.9%	(6.3%)	7.5%	(0.6%)	16.0%
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 4,012	$ 223	$ 2,777	$ 754	$ 4,324
Non-government tenants	1,225	2,022	587	1,305	1,012
Total	$ 5,237	$ 2,245	$ 3,364	$ 2,059	$ 5,336
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 14.63	$ 27.29	$ 16.94	$ 5.37	$ 27.25
Non-government tenants	$ 29.26	$ 27.03	$ 17.27	$ 47.58	$ 22.16
Total	$ 16.57	$ 27.06	$ 17.00	$ 12.28	$ 26.11
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	11.7	5.0	5.6	5.2	4.8
Non-government tenants	6.2	7.8	4.5	7.7	6.2
Total	10.9	7.5	5.4	5.6	5.1
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 1.26	$ 5.43	$ 3.02	$ 1.04	$ 5.67
Non-government tenants	$ 4.74	$ 3.46	$ 3.82	$ 6.15	$ 3.58
Total	$ 1.52	$ 3.59	$ 3.13	$ 2.20	$ 5.10

(1) Excludes properties classified as discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.
(3) Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us, exclude lease value amortization and is net of lease concessions.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

LEASING ANALYSIS BY TENANT TYPE[1]



Tenant Type	Sq. Ft. Leased As of 3/31/2015[2]	% of Sq. Ft. Leased as of 3/31/2015[2]	Sq. Ft. During the Three Months Ended 6/30/2015				Sq. Ft. Leased As of 6/30/2015[2]	% of Sq. Ft. Leased as of 6/30/2015[2]
			Leases Expired	Lease Renewals Executed	New Leases Executed	Acquisitions/ Dispositions		
U.S. Government	6,907,250	68.1%	(131,292)	92,057	-	-	6,868,015	68.1%
State Government	2,169,196	21.4%	(186,229)	181,257	937	-	2,165,161	21.5%
United Nations	187,060	1.8%	-	-	-	-	187,060	1.9%
Non-government	882,617	8.7%	(52,835)	15,654	26,218	-	871,654	8.5%
	10,146,123	100.0%	(370,356)	288,968	27,155	-	10,091,890	100.0%

(1) Excludes one property (one building) classified as discontinued operations.
(2) Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, as of the measurement date. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.



TENANT LIST

TENANT LIST[1]

As of June 30, 2015

Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]		Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]
U.S. Government:					**State Government:**			
1 Citizenship and Immigration Services	475,007	4.4%	8.9%		1 State of California - six agency occupants	416,852	3.9%	4.2%
2 Internal Revenue Service	1,041,806	9.7%	8.8%		2 Commonwealth of Massachusetts - three agency occupants	307,119	2.9%	4.1%
3 U.S. Government [4]	489,518	4.6%	6.0%		3 Commonwealth of Virginia - seven agency occupants	255,241	2.4%	2.4%
4 Federal Bureau of Investigation	339,485	3.2%	3.7%		4 State of Georgia - Department of Transportation	293,035	2.7%	2.3%
5 Department of Justice	221,701	2.1%	3.2%		5 State of New Jersey - one agency occupant	173,189	1.6%	2.0%
6 Department of Veterans Affairs	295,172	2.8%	2.9%		6 State of Oregon - two agency occupants	199,018	1.9%	1.9%
7 Customs and Border Protection	243,162	2.3%	2.8%		7 State of Washington - Social and Health Services	111,908	1.0%	1.1%
8 Centers for Disease Control	287,890	2.7%	2.6%		8 State of Arizona - Arizona State University	66,743	0.6%	0.6%
9 Defense Intelligence Agency	266,000	2.5%	2.2%		9 State of Minnesota - two agency occupants	71,821	0.7%	0.5%
10 Social Security Administration	209,215	2.0%	2.1%		10 State of Maryland - two agency occupants	84,674	0.7%	0.5%
11 Department of Homeland Security	123,444	1.2%	2.0%		11 State of South Carolina - four agency occupants	121,561	0.8%	0.5%
12 National Business Center	212,996	2.0%	1.9%		12 State of New York - Department of Agriculture	64,000	0.6%	0.5%
13 Department of Energy	220,702	2.1%	1.9%		Subtotal State Government	2,165,161	20.2%	20.7%
14 National Park Service	166,745	1.6%	1.9%		**The United Nations**	187,060	1.7%	4.4%
15 U.S. Courts	115,366	1.1%	1.8%		**157 Non-Government Tenants**	871,654	8.2%	7.2%
16 Natural Resource Center	150,551	1.4%	1.4%		Subtotal Leased Rentable Square Feet	10,091,890	94.3%	100.0%
17 Drug Enforcement Agency	147,955	1.4%	1.3%		**Available for Lease**	607,474	5.7%	--
18 National Archives and Record Administration	352,064	3.3%	1.3%		Total Rentable Square Feet	10,699,364	100.0%	100.0%
19 Department of Health and Human Services	128,645	1.2%	1.3%					
20 Bureau of Land Management	183,325	1.7%	1.2%					
21 Defense Nuclear Facilities Board	58,931	0.6%	1.0%					
22 U.S. Postal Service	321,800	3.0%	1.0%					
23 Occupational Health and Safety Administration	57,770	0.5%	0.9%					
24 Military Entrance Processing Station	56,931	0.5%	0.8%					
25 Bureau of the Fiscal Service	98,073	0.9%	0.8%					
26 Centers for Medicare and Medicaid Services	78,361	0.7%	0.8%					
27 Department of Housing and Urban Development	88,559	0.8%	0.7%					
28 Environmental Protection Agency	43,232	0.4%	0.6%					
29 Department of the Army	228,108	2.1%	0.6%					
30 Food and Drug Administration	33,398	0.3%	0.4%					
31 Department of Defense	31,030	0.3%	0.3%					
32 Bureau of Prisons	51,138	0.5%	0.3%					
33 Equal Employment Opportunity Commission	19,409	0.2%	0.2%					
34 Small Business Administration	8,575	0.1%	0.1%					
35 Department of State	5,928	0.1%	0.1%					
36 U.S. Coast Guard	4,064	0.0%	0.0%					
37 Executive Office for Immigration Review	5,500	0.1%	0.0%					
38 Department of Labor	6,459	0.1%	0.0%					
Subtotal U.S. Government	6,868,015	64.2%	67.7%					

(1) Amounts exclude one property (one building) classified as discontinued operations.

(2) Sq. ft. is pursuant to leases existing as of June 30, 2015, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any. Rentable sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of June 30, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

(4) Agency occupant cannot be disclosed.

LEASE EXPIRATION SCHEDULE[1]



As of June 30, 2015
(dollars and sq. ft. in thousands)

Year [2]	Number of Tenants Expiring	Sq. Ft. Expiring [3]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [4]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2015	36	472,930	4.7%	4.7%	$ 8,745	3.6%	3.6%
2016	42	1,034,356	10.2%	14.9%	35,391	14.7%	18.3%
2017	37	670,504	6.6%	21.5%	13,930	5.8%	24.1%
2018	39	1,160,424	11.5%	33.0%	31,730	13.2%	37.3%
2019	34	1,861,354	18.4%	51.4%	46,416	19.3%	56.6%
2020	27	1,285,260	12.7%	64.1%	30,733	12.8%	69.4%
2021	14	868,670	8.6%	72.7%	16,847	7.0%	76.4%
2022	11	693,583	6.9%	79.6%	14,921	6.2%	82.6%
2023	11	537,910	5.3%	84.9%	12,403	5.1%	87.7%
2024 and thereafter	23	1,506,899	15.1%	100.0%	29,858	12.3%	100.0%
Total	274	10,091,890	100.0%		$ 240,974	100.0%	
Weighted average remaining lease term (in years)		5.0			4.7		

(1) Excludes one property (one building) classified as discontinued operations.
(2) The year of lease expiration is pursuant to current contract terms. Some government tenants have the right to vacate their space before the stated expirations of their leases. In addition, certain of our government tenants have the right to terminate their leases if their respective legislature or other funding authority does not appropriate rent in their respective annual budgets.
(3) Sq. ft. is pursuant to leases existing as of June 30, 2015, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(4) Annualized rental income is calculated using the annualized contractual base rents from our tenants pursuant to our lease agreements as of June 30, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.



50 West State Street, Trenton, NJ
Square Feet: 266,995
Primary Tenant: New Jersey Department of the Treasury

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI[1]

EXHIBIT A



(dollars in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	6/30/2015	6/30/2014
Calculation of NOI and Cash Basis NOI[2]:							
Rental income [3]	$ 62,113	$ 62,659	$ 64,625	$ 64,158	$ 62,428	$ 124,772	$ 122,248
Operating expenses	(23,865)	(24,191)	(24,077)	(24,039)	(22,075)	(48,056)	(45,624)
Property net operating income (NOI)	38,248	38,468	40,548	40,119	40,353	76,716	76,624
Non-cash straight line rent adjustments included in rental income [3]	(1,544)	(663)	(1,123)	(1,135)	(1,101)	(2,207)	(2,243)
Lease value amortization included in rental income [3]	286	278	238	225	215	564	405
Cash Basis NOI	$ 36,990	$ 38,083	$ 39,663	$ 39,209	$ 39,467	$ 75,073	$ 74,786
Reconciliation of NOI and Cash Basis NOI to Net Income (Loss):							
Cash Basis NOI	$ 36,990	$ 38,083	$ 39,663	$ 39,209	$ 39,467	$ 75,073	$ 74,786
Non-cash straight line rent adjustments included in rental income	1,544	663	1,123	1,135	1,101	2,207	2,243
Lease value amortization included in rental income	(286)	(278)	(238)	(225)	(215)	(564)	(405)
NOI	38,248	38,468	40,548	40,119	40,353	76,716	76,624
Depreciation and amortization	(17,299)	(17,215)	(17,339)	(17,636)	(16,191)	(34,514)	(31,618)
Loss on asset impairment	-	-	(400)	(1,616)	-	-	-
Acquisition related costs	(183)	(6)	(54)	(110)	(671)	(189)	(1,180)
General and administrative	(3,713)	(4,004)	(4,272)	(4,329)	(4,111)	(7,717)	(7,208)
Operating income	17,053	17,243	18,483	16,428	19,380	34,296	36,618
Interest and other income	-	12	1	10	8	12	58
Interest expense	(9,455)	(9,302)	(9,518)	(8,845)	(5,158)	(18,757)	(9,685)
Loss on early extinguishment of debt	-	-	(766)	(541)	-	-	-
Loss on issuance of shares by SIR	(1,353)	(40,771)	(14)	(39)	-	(42,124)	-
Loss on impairment of SIR investment	(203,297)	-	-	-	-	(203,297)	-
Income tax (expense) benefit	(32)	(30)	13	(7)	(101)	(62)	(123)
Equity in earnings (losses) of investees	6,094	(316)	6,032	4,910	118	5,778	21
Income (loss) from continuing operations	(190,990)	(33,164)	14,231	11,916	14,247	(224,154)	26,889
Income (loss) from discontinued operations	(173)	(206)	(117)	706	361	(379)	2,909
Net income (loss)	$ (191,163)	$ (33,370)	$ 14,114	$ 12,622	$ 14,608	$ (224,533)	$ 29,798

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses NOI and Cash Basis NOI.

(2) Excludes properties classified as discontinued operations.

(3) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CALCULATION OF EBITDA AND ADJUSTED EBITDA[1]



(dollars in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	6/30/2015	6/30/2014
Net income (loss)	$ (191,163)	$ (33,370)	$ 14,114	$ 12,622	$ 14,608	$ (224,533)	$ 29,798
Add: Interest expense	9,455	9,302	9,518	8,845	5,158	18,757	9,685
Income tax expense	32	30	-	7	101	62	123
Depreciation and amortization	17,299	17,215	17,339	17,636	16,191	34,514	31,618
Less: Income tax benefit	-	-	(13)	-	-	-	-
EBITDA	(164,377)	(6,823)	40,958	39,110	36,058	(171,200)	71,224
Add: Acquisition related costs	183	6	54	110	671	189	1,180
General and administrative expense paid in common shares[2]	466	507	461	712	654	973	1,008
Loss on asset impairment	-	-	400	1,616	-	-	-
Loss on early extinguishment of debt	-	-	766	541	-	-	-
Loss on issuance of shares by SIR	1,353	40,771	14	39	-	42,124	-
Loss on impairment of SIR investment	203,297				-	203,297	-
Adjusted EBITDA attributable to SIR investment	23,129	19,591	15,241	14,117	-	29,358	-
Equity in loss of SIR	-	389	-	-	-	-	
Less: Increase in carrying value of asset held for sale	-	-	-	-	-	-	(2,344)
Equity in earnings of SIR	(6,072)	-	(6,004)	(4,872)	-	(5,683)	-
Net gain on sale of properties from discontinued operations	-	-	-	(774)	-	-	-
Adjusted EBITDA	$ 57,979	$ 54,441	$ 51,890	$ 50,599	$ 37,383	$ 99,058	$ 71,068

(1)   Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provides useful information to investors.

(2)   Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO[1]   EXHIBIT C



(amounts in thousands, except per share data)

| | For the Three Months Ended | | | | | For the Six Months Ended | |
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	6/30/2015	6/30/2014
Net income (loss)	$ (191,163)	$ (33,370)	$ 14,114	$ 12,622	$ 14,608	$ (224,533)	$ 29,798
Add: Depreciation and amortization	17,299	17,215	17,339	17,636	16,191	34,514	31,618
depreciation and amortization	-	-	-	-	-	-	
Loss on asset impairment	-	-	400	1,616	-	-	-
FFO attributable to SIR investment	17,287	8,894	13,447	11,230	-	26,181	-
Equity in loss of SIR	-	388	-	-	-	-	-
Less: Equity in earnings of SIR	(6,072)	-	(6,004)	(4,872)	-	(5,683)	-
Increase in carrying value of asset held for sale	-	-	-	-	-	-	(2,344)
Net gain on sale of properties from discontinued operations	-	-	-	(774)	-	-	
FFO	(162,649)	(6,873)	39,296	37,458	30,799	(169,521)	59,072
Add: Acquisition related costs	183	6	54	110	671	189	1,180
Loss on early extinguishment of debt	-	-	766	541	-	-	-
Loss on issuance of shares by SIR	1,353	40,771	14	39	-	42,124	-
Loss on impairment of SIR investment	203,297	-	-	-	-	203,297	-
Normalized FFO attributable to SIR investment	17,506	15,779	14,024	12,874	-	33,284	-
Less: FFO attributable to SIR investment	(17,287)	(8,894)	(13,447)	(11,230)	-	(26,181)	-
Normalized FFO	$ 42,403	$ 40,789	$ 40,707	$ 39,792	$ 31,470	$ 83,192	$ 60,252
Weighted average common shares outstanding (basic)	70,485	70,266	70,254	65,481	54,659	70,377	54,649
Weighted average common shares outstanding (diluted)	70,485	70,266	70,343	65,567	54,743	70,377	54,734
Per common share amounts:							
Net income (loss) per common share (basic)	$ (2.71)	$ (0.47)	$ 0.20	$ 0.19	$ 0.27	$ (3.19)	$ 0.55
Net income (loss) per common share (diluted)	$ (2.71)	$ (0.47)	$ 0.20	$ 0.19	$ 0.27	$ (3.19)	$ 0.54
FFO per common share (basic and diluted)	$ (2.31)	$ (0.10)	$ 0.56	$ 0.57	$ 0.56	$ (2.41)	$ 1.08
Normalized FFO per common share (basic)	$ 0.60	$ 0.58	$ 0.58	$ 0.61	$ 0.58	$ 1.18	$ 1.10
Normalized FFO per common share (diluted)	$ 0.60	$ 0.58	$ 0.58	$ 0.61	$ 0.57	$ 1.18	$ 1.10

(1) Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses FFO and Normalized FFO.

EXHIBIT D



NON-GAAP FINANCIAL MEASURES DEFINITIONS

Definition of NOI and Cash Basis NOI

The calculations of NOI and Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to our property level results of operations. We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income (loss) because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

Definition of EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income (loss), operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, loss on impairment of SIR investment, any gains or loss on issuance of shares by SIR and Adjusted EBITDA attributable to our equity investment in SIR, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income (loss), calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between FFO attributable to an equity investment and equity in earnings (losses) of an equity investee but excluding impairment charges on real estate assets, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include the difference between FFO and Normalized FFO attributable to our equity investment in SIR, we include business management incentive fees, if any, only in the fourth quarter versus the quarter they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, loss on impairment of SIR investment and losses on issuance of shares by SIR. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income (loss), operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, our receipt of distributions from SIR and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL[1]

(sorted by location)

EXHIBIT E



As of June 30, 2015
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,432	$ 10,020	$ 9,111	6/22/2011
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,510	13,035	12,598	12/17/2013
3	15451 North 28th Avenue	Phoenix, AZ	1	State	66,743	100.0%	1,366	9,349	9,195	9/10/2014
4	711 14th Avenue	Safford, AZ	1	Federal	36,139	94.4%	925	12,274	10,804	6/16/2010
5	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,402	48,728	8/29/2012
6	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,609	17,485	16,780	10/30/2013
7	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,105	15,304	13,263	12/23/2009
8	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,438	11,425	9/14/2011
9	Capital Place	Sacramento, CA	1	State	163,840	98.5%	4,679	42,273	36,846	12/17/2009
10	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	83.0%	2,969	19,531	17,633	7/16/2010
11	4560 Viewridge Road	San Diego, CA	1	Federal	147,955	100.0%	3,229	23,491	14,594	3/31/1997
12	Sky Park Centre	San Diego, CA	1	Federal	43,918	70.7%	834	6,250	4,447	6/24/2002
13	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	972	6,033	5,634	7/20/2012
14	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,552	7,102	4,273	3/31/1997
15	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,553	27,462	24,101	1/15/2010
16	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,589	34,273	24,975	10/11/2002
17	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,415	84,445	55,868	3/31/1997
18	625 Indiana Avenue	Washington, DC	1	Federal	159,695	95.1%	7,334	55,940	52,262	8/17/2010
19	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,836	35,775	32,558	5/12/2011
20	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,876	13,040	11,629	10/15/2010
21	181 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,677	24,064	22,605	7/25/2012
22	Corporate Square	Atlanta, GA	5	Federal	352,876	81.6%	6,153	38,442	29,725	7/16/2004
23	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	1,571	17,216	13,712	7/16/2004
24	One Georgia Center	Atlanta, GA	1	State	375,952	94.3%	6,832	38,335	35,677	9/30/2011
25	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,186	21,025	19,593	7/25/2012
26	220 E. Bryan Street	Savannah, GA	1	Federal	35,228	100.0%	409	3,346	3,072	7/16/2010
27	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,298	32,753	30,667	9/11/2012
28	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,082	15,466	13,494	12/29/2009
29	Intech Park	Indianapolis, IN	3	Federal	433,924	85.0%	9,353	75,303	68,605	10/14/2011
30	400 State Street	Kansas City, KS	1	Federal	170,817	90.8%	2,558	12,876	11,376	6/16/2010
31	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,547	13,431	12,698	12/31/2012
32	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	4,011	23,251	21,106	8/17/2010
33	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,254	28,289	5/24/2010
34	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,324	12,263	11,215	2/16/2011
35	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,345	13,525	12,093	6/16/2010
36	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,270	12,118	8,157	10/15/1998
37	2115 East Jefferson Street	Rockville, MD	1	Federal	128,645	100.0%	3,086	14,501	13,990	8/27/2013
38	20400 Century Boulevard	Germantown, MD	1	Federal	80,550	100.0%	1,740	12,941	8,041	3/31/1997
39	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,233	40,963	36,071	2/26/2010
40	1401 Rockville Pike	Rockville, MD	1	Non-Govt	188,444	28.6%	1,630	37,867	24,304	2/2/1998

See notes on page 34.



PROPERTY DETAIL(1)

(sorted by location)

EXHIBIT E

As of June 30, 2015
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income(2)	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired(3)
41	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	$ 1,864	$ 11,825	$ 11,164	11/16/2012
42	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	84.3%	3,354	25,492	23,104	2/15/2011
43	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,718	18,632	16,306	4/23/2010
44	330 South Second Avenue	Minneapolis, MN	1	Non-Govt	193,556	68.3%	2,256	30,213	27,330	7/16/2010
45	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	8,140	5,605	12/1/1999
46	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,069	15,043	14,204	9/27/2012
47	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	1,982	11,404	7,003	3/31/1997
48	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,776	25,946	24,086	7/25/2012
49	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,306	17,222	15,138	8/31/2009
50	50 West State Street	Trenton, NJ	1	State	266,995	85.8%	6,460	44,555	40,158	12/30/2010
51	435 Montano Boulevard	Albuquerque, NM	1	Federal	29,045	100.0%	431	2,432	2,215	7/16/2010
52	138 Delaware Avenue	Buffalo, NY	1	Federal	121,711	100.0%	2,872	28,320	19,101	3/31/1997
53	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,091	7,190	6,710	6/22/2012
54	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	84.9%	5,888	25,527	23,735	8/31/2011
55	305 East 46th Street	New York, NY	1	United Nations	187,060	100.0%	10,714	104,942	98,103	5/27/2011
56	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,094	28,402	26,335	12/20/2011
57	Synergy Business Park	Columbia, SC	3	State	180,703	89.8%	2,070	15,199	12,938	5/10/2006;9/17/2010
58	One Memphis Place	Memphis, TN	1	Federal	204,694	76.1%	3,107	8,394	7,578	9/17/2010
59	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,195	12,894	8,668	12/23/1997
60	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,519	11,307	10,863	8/28/2013
61	3920 Pender Drive	Fairfax, VA	1	Federal	83,130	100.0%	2,426	15,815	15,414	3/21/2014
62	Pender Business Park	Fairfax, VA	4	State	170,940	99.6%	4,227	24,096	23,201	11/4/2013
63	1759 & 1760 Business Center Drive	Reston, VA	2	Federal	406,388	100.0%	12,144	88,008	85,878	5/28/2014
64	9960 Mayland Drive	Richmond, VA	1	State	173,932	94.4%	3,338	18,573	18,142	5/20/2014
65	Aquia Commerce Center	Stafford, VA	2	Federal	64,488	100.0%	1,643	9,717	8,952	6/22/2011
66	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,109	9,236	8,121	4/9/2010
67	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,688	18,895	17,735	6/28/2012
68	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,821	21,774	13,818	3/31/1997
69	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	1,022	5,616	5,124	6/9/2011
70	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	776	5,056	3,208	3/31/1997
71	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,501	11,332	6,762	3/31/1997
			91		10,699,243	94.3%	$ 240,974	$ 1,687,057	$ 1,447,905	

(1) Excludes one property (one building) classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of June 30, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.
(4) Weighted based on square feet.